March 18, 2011

VIA EDGAR AND FEDERAL EXPRESS
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Energy and Environmental Solutions, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed February 24, 2011 File No. 333-170118

Dear Mr. Riedler:

We hereby submit the responses of Alternative Energy Environment Solutions, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 9, 2011 to Mr. Scott Williams of the Company in regard to the above-referenced third amended registration statement on Form S-1 (the “Registration Statement”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Risk Factors

“We may not be able to acquire the biotechnology we have selected…” page 4

1.
We note your response to our prior comment 1 and the associated revisions you made to your registration statement.  With respect to your Innovative Technology, please explain in layman’s terms what “closing the carbon loop” means and how such technology accomplishes this.

Company Response:	The Company has revised this risk factor to provide a layman’s explanation of what “closing the carbon loop” means and how the Innovative Technology produced by Wytex accomplishes this.

2.
Where you discuss your two consulting agreements on page F-12, please identify Tryon Capital Ventures, LLC and Wytex as the counterparties to the June 4, 2010 and July 5, 2010 agreements, respectively.  In addition, please file a copy of the Tryon agreement as an exhibit to the registration statement.

Company Response:	The Company has amended this risk factor to clarify that the June 4, 2010 consulting agreement refers to a consulting agreement between the Company and Tryon Capital Ventures, LLC. Additionally, we have filed the Tryon Capital Ventures, LLC agreement as Exhibit 10.4 to the Registration Statement. The Company has also amended this risk factor to clarify that the July 5, 2010 consulting agreement refers to the consulting agreement between the Company and Wytex.

3.
We note your response to our prior comment 2 and your statement that neither Luca Technologies nor Ciris Energy, to your knowledge have plans to sell, lease or license their technology.  Please also include this statement at the end of the fifth paragraph on page 16 in your Business Section when you discuss Luca Technologies and Ciris Energy.

Company Response:	The Company has amended its disclosure, at the end of the fifth paragraph on page 16 of the Registration Statement, to reflect that, to the Company’s knowledge, neither Luca Technologies nor Ciris Energy has plans to sell, lease or license their technology to others.

Description of Business, page 16

4.	We note your response to our prior comment 3 and associated revisions to your registration statement. In your discussion of the Wytex consulting agreement, please also disclose here:

•	The $500,000 paid to date to Wytex;

•	The remaining $100,000 of fees you are obligated to pay Wytex, and

•
The specific consulting services Wytex provides.  Your description of “consistent updated information as it pertains to the further development of the technology” is still too vague, as is the meaning of the “field work” that Wytex may be required to perform.  Please describe with particularity the types of services that Wytex provides under the agreement.  By way of example, we note the description of some of the specific services Wytex provides that are disclosed in Note 3 on page F-12 of the registration statement.  In your revision, please be sure to explain how these consulting services relate to the Company’s right to evaluate the Wytex’s biogenic methane technology.

Company Response:
The Company has amended its Description of Business on its Registration Statement to reflect that Wytex has been paid $500,000.00 to date, pursuant to the consulting agreement, and that the Company is still obligated to pay Wytex $100,000 pursuant to said agreement.

Additionally, the Company has included specific examples of the types of consulting services that Wytex provides under the agreement.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 215-968-1600 or Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Alternative Energy Environment Solutions, Inc.

By:       /s/ Scott Williams
Scott Williams
President and Chief Executive Officer